EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

November 10, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K and 8-K/A
Filed September 30 and October 6, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional ten business days to respond to the staff’s comment letter dated November 2, 2011 on the Company’s Form 8-K and Form 8-K/A reporting the acquisition of China Real Fortune Mining Limited.

 Although we and the individuals at the Company who we believe are in a position to provide us with the  information necessary to respond to the questions posed by the comment letter have begun to prepare a response, we have been unable to obtain all of the information necessary to respond to the comment letter since the attention of certain of those individuals has been focused on the preparation of the Company’s Form 10-Q for the quarter ended September 30, 2011, which is due on November 14, 2011.  We expect that after the Company files its Form 10-Q next week, we and the individuals at the Company will be able to devote more complete attention to responding to the comment letter and file an amendment to the Form 8-K..

Very truly yours,

Vincent J. McGill

cc: Ronald E. Alper
      Pamela Howell, Esq.
      James Giugliano
      Brian K. Bhandari